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                          January 11, 2024

       Nicholas J. Chulos
       Executive Vice President, Chief Legal Officer, and Corporate Secretary Old National Bancorp
       One Main Street
       Evansville, IN 47708

                                                        Re: Old National
Bancorp
                                                            Registration
Statement on Form S-4
                                                            Filed January 3,
2024
                                                            File No. 333-276362

       Dear Nicholas J. Chulos:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Aisha
Adegbuyi at 202-551-8754 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Scott R. Fryzel, Esq.